FORM 12b-25                          SEC File Number: 0-10176
              U.S. SECURITIES & EXCHANGE COMMISSION
                      WASHINGTON D.C.  20549

			NOTIFICATION OF LATE FILING

					(Check One)
X Form 10-K	Form 11-K	Form 20-F	Form 10-Q	Form N-SAR
			For Period Ended:  September 30, 1995


Read instructions (on back page) before preparing Form.
Please print or type.
Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If this Notification relates to a portion of the filing checked above, identify the items to which the Notification relates:

PART I -  REGISTRANT INFORMATION

Full Name of Registrant:		Dominion Resources, Inc.

Former Name (if applicable):

Address of Principal Executive Office
	(Street and Number):		355 Madison Avenue

City, State and Zip Code:		Morristown, NJ 07960


PART II - RULES 12b-25 (b) and (c)

	If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

X	(a)	The reasons described in reasonable detail in
		Part III of this Form could not be eliminated without unreasonable effort or expense;

X	(b)	The subject annual report or semi-annual report/
		portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

X	(c)	The accountant's statement or other exhibit
		required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

	State below in reasonable detail the reasons why the Form
10-K, 11-K, 20-F, 10-Q or N-SAR, or portion thereof, could not be filed within the prescribed time period.

		The Registrant has been delayed in completing the Report because of delays associated with the sale of the principal business and the relocation of its executive offices from Clanton, Alabama to Morristown, New Jersey.


PART IV - OTHER INFORMATION

	(1)	Name and telephone number of person to contact in
		regard to this Notification:

		Joseph Bellantoni		201-984-2276

	(2)	Have all other periodic reports required under Section
		13 or 15(d) of the Securities Exchange Act of 1934 or
		Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) been filed? If the answer is no, identify report(s).

					 X  Yes		    No

	(3)	Is it anticipated that any significant change in
		results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report, or portion thereof?
					   Yes		  X  No

		If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

		DOMINION RESOURCES, INC.

		(Name of Registrant as specified in Charter)

has caused this Notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  December 27, 1995	By:	/s/ Joseph Bellantoni
						Joseph Bellantoni, Treasurer



INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with this form.

			ATTENTION
Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (see 18 U.S.C. 1001).

		General Instructions

	1.	This Form is required by rule 12b-25
(17 C.F.R. 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

	2.	One signed original and four conformed copies of
this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0.3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

	3.	A manually signed copy of the Form and amendments
thereto shall be filed with each national securities exchange on which any class of securities of the Registrant is registered.

	4.	Amendments to the Notifications must also be filed
on Form 12b-25 but need not restate information that has been correctly furnished. The Form shall be clearly identified as an amended Notification.